SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2014

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Annual General Meeting of Shareholders scheduled for August 21, 2014.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: July 21, 2014
	By:	/s/ Raviv Segal
Name: Raviv Segal Title: Chief Financial Officer

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 21, 2014

NOTICE IS HEREBY GIVEN that on Thursday, August 21, 2014, at 4:00 p.m. Israeli time, the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.
To re-elect Mr. Zwi Williger, Mr. Joseph Williger, Mr. Israel Yosef Schneorson, Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky and Mr. Ilan Cohen, as Directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law");

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s independent auditors for the year ending December 31, 2014 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.	To approve an amendment to the terms of service of the Company's Chief Executive Officer, Mr. Gil Hochboim;

4.	To approve an annual bonus for 2013 to the Company's Chief Executive Officer, Mr. Gil Hochboim, in the amount of NIS 200,000;

5.
To approve exemption and indemnification letters for (i) Mr. Zwi Williger and Mr. Joseph Williger for a three-year period commencing the date of approval by the Meeting, and (ii) Mr. Israel Yosef Schneorson for a three-year period commencing May 4, 2014;

6.	To approve exemption and indemnification letters for Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky and Mr. Ilan Cohen;

7.
To approve the extension, for a three-year period commencing the date of approval by the Meeting, of the management services agreements entered into by the Company with companies controlled by each of Messrs. Zwi Williger and Joseph Williger, respectively, pursuant to which Zwi Williger will continue to serve as the active Chairman of the Board of Directors of the Company and Joseph Williger will continue to serve as President of the Company;

8.
To approve the extension, for a three-year period commencing the date of approval by the Meeting, of the Service Agreement entered between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company; and

9.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2013, together with the report of the auditors thereon and the report of the Board of Directors for such year.

A shareholder who wishes to vote at the Meeting, but who is unable to attend in person, may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than August 19, 2014 at 4:00 p.m. (Israel time)).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or to the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than August 19, 2014 at 4:00 p.m. (Israel time)).

The Board of Directors has fixed the close of business on July 17, 2014 as the record date for determination of the shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on July 17, 2014 (the “Record Date”) are entitled to vote at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2013, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day from July 28, 2014 until July 31, 2014, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

By order of the Board of Directors,

/s/ Zwi Williger

Zwi Williger

Chairman of the Board of Directors

July 21, 2014

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 81106 Israel

PROXY STATEMENT
______________________________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on August 21, 2014 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel, and at any adjournment thereof.  This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about July 21, 2014.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The adoption of resolutions 1, 2 and 6 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

The approvals of Proposals 3 and 4 require the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of Proposal 5, 7 and 8 require the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Please note that you are required to indicate on the proxy card (i) with respect to Proposals 3 and 4 whether or not you are a controlling shareholder of the Company, or acting on its behalf, or have a personal interest in the approval of the proposal, or (ii) with respect to Proposals 5, 7 and 8 whether or not you have a personal interest in the approval of the proposal. If you fail to so indicate on the proxy card, your vote will not be counted with respect to the Proposal(s) for which you failed to provide notification.

Only shareholders of record at the close of business on July 17, 2014 (the “Record Date”) are entitled to vote at the Meeting.  At the close of business on the Record Date, 12,974,245 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from July 28, 2014 until July 31, 2014, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Companies Law, you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, not later than July 31, 2014. Our Board of Directors may respond to your notice not later than August 7, 2014.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 648,713 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of July 15, 2014, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 12,974,245 Ordinary Shares outstanding as of July 15, 2014.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi Food Investments Ltd. (“Willi Food”) (1)	7,547,318	58.17%
Emblaze Ltd.	8,051,725	62.06%
All directors and officers as a group (1 person)	8,051,725	62.06%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.  The business address of Emblaze Ltd. is 132 Menahem Begin Rd., Azrieli Center 3, Tel-Aviv, Israel.

(2)
Includes 7,547,318 Ordinary Shares owned by Willi Food Investments Ltd. as well as 504,407 Ordinary Shares held by Zwi Williger, who has granted to Emblaze Ltd. an irrevocable proxy with respect to those shares.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as July 15, 2014, 4,922,520 Ordinary Shares (approximately 37.94% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 5% of the Company's outstanding Ordinary Shares.

PROPOSAL NO. 1	ELECTION OF DIRECTORS

The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Mr. Zwi Williger, (ii) Mr. Joseph Williger (iii) Mr. Israel Yosef Schneorson, (iv) Mr. Gershon Chanoch Winderboim, (v) Mr. Shneor Zalman Vigler, (vi) Mr. Emil Budilovsky and (vii) Mr. Ilan Cohen. Such nominees are to serve together with Ms. Ayelet Eliav and Mr. Boaz Nissimov who serve as the External Directors of the Company.  Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated.

The following information with respect to each person nominated and recommended to be elected as Director is based upon the records of the Company and information furnished to it by the nominee.

Zwi Williger, age 58, has served as the active Chairman of the Company since January 1997. From January 1997 until September 2011 he also served as Chief Operating Officer of the Company, and from the inception of the Company in January 1994 until January 1997, as a Director and Manager of Marketing Development of the Company. Mr. Williger has also served as a Director of the Company’s subsidiaries, W.F.D. (Import, Marketing and Trading) Ltd. (“W.F.D.”) and Gold Frost Ltd. (“Gold Frost”) since November 1996 and April 2001, respectively. In addition, Mr. Williger has served as a Director of Willi Food since December 1992 and as a Director of Titanic Food Ltd. (“Titanic”), a company he owns together with Mr. Joseph Williger, since April 1990. Mr. Williger attended Fresno University in California.  Zwi Williger is the brother of Joseph Williger, President and a Director of the Company.

Joseph Williger, age 56, has served as President since September 2011 and a Director of the Company since the Company's inception. Since the Company's inception until September 2011 he served as the Chief Executive Officer (or general manager) of the Company. He has also served as a Chairman of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively.  Mr. Williger has also served as a Director and as Chairman of the Board of Willi Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic since April 1990.  Mr. Williger attended Bar-Ilan University in Israel and Nortrige University in Los Angeles. Mr. Williger is the brother of Zwi Williger, Chairman of the Board of Directors of the Company.

Israel Yosef Schneorson, age 47, has served as a Vice Chairman of the Company since May 2014. He has served as CEO and a director at BGI Investments (1961) Ltd. since August 2012 and as CEO and Vice Chairman of Emblaze Ltd. from August 2013 and served as economic advisor to Mr. Alexander Gronovsky from September 2007 until June 2012 and as CEO and director of ZBI Ltd. a holding company traded in the TASE from August 2012 until April 2014.  Mr. Schneorson attended Rabbincal College of America.

Gershon Chanoch Winderboim, age 57, has served as a director of the Company since May 2014. Mr. Winderboim has served as chairman of BGI Investments (1961) Ltd. since November 2013, as a director of ZBI Ltd. from September 2012 and as chairman of ZBI Ltd from November 2013 until April 2014. He is a real estate and tax attorney at the law firm of Meir Mizrahi & Co. Mr. Winderboim has a degree in Law from the Shaarey Mishbat College and certified in law from the Bar Ilan University.

Shneor Zalman Vigler, age 35, has served as a director of the Company since May 2014. Mr. Vigler has served as a director of BGI Investments (1961) Ltd. since March 2014. He is the Assistant of the Chief Rabbi of Odessa and southern Ukraine and Acting Principal of the community institutions.

Emil Budilovsky, age 44, has served as a director of the Company since May 2014. He serves as a business development consultant. Mr. Budilovsky served as the CEO of Arricano Real Estate Plc, a leading developer and operator of shopping centers in Ukraine traded on the AIM Market in London from 2012 to 2013, as the CFO of Mirland Development Corporation Plc, a real estate developer in the Russian Federation traded on the AIM Market in London and a subsidiary of the Fishman Group) from 2010-2012 and CFO of Adama Ukraine Ltd., a real estate developer in Ukraine from 2009-2010.  Mr. Budilovsky has degrees in accounting and economics from Tel Aviv University, an MBA from Tel Aviv University and a degree in law from the College of Management and he is a member of the New York Bar.

Ilan Cohen, age 55, has served as a director of the Company since May 2014. He is the manager of administration of Jerusalem City Hall, Kikar Safra Campus, and other buildings.  Mr. Cohen studied architecture at Bezalel Academt of Arts and Design.

Audit Committee

The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Mr. Ilan Cohen, Mrs. Ayelet Eliav and Mr. Boaz Nissimov qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee.

The responsibilities of the Audit Committee under the Companies Law include identifying irregularities in the management of the Company’s business and approving related party transactions as required by law.

Compensation Committee

In addition, under the Companies Law, the compensation committee of a public company must consist of at least three members, and all of the external directors must be members of the committee and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Ayelet Eliav (Chair), Boaz Nissimov and Ilan Cohen are members of the Board of Director’s Compensation Committee and qualify to be members of a compensation committee under the Companies Law.

Among the responsibilities of the Compensation Committee under the Companies Law are to recommend to the Board of Directors the compensation policy for the Company's office holders and to determine whether to approve the terms of office and employment of the Company's office holders in situations that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

Each of the director nominees has attested to the Board of Directors and the Company that he complies with all requirements under the Companies Law for serving as a director per the statement substantially in the form attached hereto as Appendix A.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Messrs. Zwi Williger, Joseph Williger Israel Yosef Schneorson, Gershon Chanoch Winderboim, Shneor Zalman Vigler, Emil Budilovsky and Ilan Cohen be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 1.

PROPOSAL NO. 2	RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants (“Deloitte”), as independent auditors of the Company for the year ending December 31, 2014 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration. Deloitte served as the Company’s independent auditors for the year ended December 31, 2013.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants, as independent auditors of the Company for the year ending December 31, 2014 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Audit Committee and the Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 2.

PROPOSAL NO. 3	AMENDMENT TO THE TERMS OF SERVICE OF MR. GIL HOCHBOIM, CHIEF EXECUTIVE OFFICER OF THE COMPANY

The Companies Law requires that the terms of service and employment of the Company’s chief executive officer ("CEO") be approved by the Company’s Compensation Committee, the Board and a Special Majority of the shareholders of the Company.  The terms of compensation must also be in accordance with the Company's Compensation Policy. Mr. Gil Hochboim has served as the CEO since February 2012. At the Meeting, the shareholders will be asked to approve an amendment to the terms of service of Mr. Hochboim in order to enable the Company to grant future annual bonuses to Mr. Hochboim, if any, in accordance with the Company's Compensation Policy, including meeting any targets established by the Company, and subject to any required approvals under law.

Below are summaries of the background and qualifications of Mr. Hochboim:

Gil Hochboim, Chief Executive Officer, returned to the Company as Vice President in June 2007, with responsibility for mergers and acquisitions and general operations. In February 2012, Mr. Hochboim was appointed as Chief Executive Officer of the Company. Mr. Hochboim served as Chief Financial Officer of the Company between August 2000 and October 2006. Between March 1998 and August 2000, he served as deputy manager of Ha’menia Goods Transport Corp. Ltd., and between April 1995 and February 1998, as deputy comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel). He received his BA in Accounting and Business Management from the College of Management, Tel Aviv, Israel.

Following the approval by the Company's Compensation Committee and the Board of Directors, it is proposed to amend the terms of service between the Company and Mr. Hochboim with respect to Mr. Hochboim's service as CEO, to provide that the CEO shall be authorized to receive an annual bonus in accordance with the terms of the Company's Compensation Policy.

It is proposed that the following resolution be adopted:

"RESOLVED, to amend the terms of service of Mr. Gil Hochboim, the Chief Executive Officer of the Company, in accordance with the Company's Compensation Policy, which shall be effective immediately upon approval."

The approval of Proposal 3 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 3.

PROPOSAL NO. 4	ANNUAL BONUS FOR 2013 TO THE COMPANY'S CHIEF EXECUTIVE OFFICER, MR. GIL HOCHBOIM

Mr. Gil Hochboim serves as the Company's Chief Executive Officer. In light of Mr. Hochboim's contribution to the Company, the Board of Directors and the Compensation Committee have determined that Mr. Hochboim has earned an annual bonus payment for the year 2013 in the amount of NIS 200,000 (approximately $ 58,500). The Compensation Committee and the Board examined the considerations for granting a bonus to Mr. Hochboim based on the considerations underlying the compensation policy of the Company, including, among others, his talents and achievements, his role in the Company and his contributions to Company performance, business results and profits in 2013. Also, the Compensation Committee and the Board considered the bonus, as a proper incentive to retain the CEO's contribution to the Company in light of his skills and continued investment and contribution to the Company in the coming years.  The members of the Compensation Committee and the Board of Directors are of the view that the grant of the bonus in light of the above is appropriate and reasonable and consistent with the Company's compensation policy. It should be noted that the calculation of the bonus amount was made on the basis of the formula set forth in the Company's compensation policy with respect to the CEO's bonus.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve an annual bonus in the amount of NIS 200,000 to Mr. Gil Hochboim."

The approval of Proposal 4 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 4.

PROPOSAL NO. 5	APPROVAL OF EXEMPTION AND INDEMNIFICATION LETTERS FOR MESSRS. ZWI WILLIGER, JOSEPH WILLIGER AND ISRAEL YOSEF SCHNEORSON

The Israeli Companies Law and the Company's Articles of Association authorize the Company to agree in advance to exempt and indemnify its directors and officers, subject to certain conditions and limitations and in accordance with the Company's Compensation Policy.  In the past, the Audit Committee, Board of Directors and the General Meeting of Shareholders have approved the granting of exemption and indemnification letters to all of the Company's directors and officers, if such approval was not otherwise required by a special majority vote of the Company's shareholders. In accordance with the Israeli Companies Law, exemption and indemnification letters provided to directors and officers deemed to be Controlling Shareholders (within the meaning of the Israeli Companies Law) were approved for a three-year period by the Audit Committee, Board of Directors and by a special vote of the General Meeting of shareholders on October 6, 2011. At such time, the shareholders approved the grant of letters of indemnification to Messrs. Zwi Williger and Joseph Williger, who were then deemed to be the Controlling Shareholders of the Company under the Israeli Companies Law. These letters of indemnification will expire on October 6, 2014, in accordance with the Israel Companies Law.

Due to the agreements of Messrs. Zwi Williger and Joseph Williger with Emblaze Ltd. in connection with Emblaze Ltd.'s purchase of a controlling interest in Willi Food Investments Ltd., the Company's controlling shareholder, the approval of this proposal for Messrs. Zwi Williger and Joseph Williger would be deemed to be a transaction in which the controlling shareholder of the Company has a personal interest.  Similarly, due to Mr. Israel Yosef Schneorson's position as CEO and a director at BGI Investments (1961) Ltd., the controlling shareholder of Emblaze Ltd., and as CEO and Vice Chairman of Emblaze Ltd., the approval of this proposal for Mr. Schneorson would be deemed to be a transaction in which the controlling shareholder of the Company has a personal interest.

For the avoidance of doubt, the exemption and indemnification letter, which is the subject of this proposal, is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005, for all directors and officers.  A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

The Compensation Committee and Board of Directors believe that approval and extension of the exemption and indemnification letter granted to Mr. Zwi Williger in his capacity as Chairman of the Company, Mr. Joseph Williger in his capacity as Director and President of the Company, and Mr. Schneorson in his capacity as a Vice Chairman of our Company, is in the Company’s best interest and unanimously granted their approval on May 4, 2014 with respect to Mr. Israel Yosef Schneorson and on May 28, 2014 with respect to Messrs. Zwi Williger and Joseph Williger. Messrs. Zwi Williger and Joseph Williger did not participate in the meetings of the Compensation Committee and the Board of Directors that took place on May 28, 2014.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve and extend the exemption and indemnification letter for Messrs. Zwi Williger and Joseph Williger, each for a three-year period from the date of approval by the Meeting, and to approve the exemption and indemnification letter for Israel Yosef Schneorson for a three-year period from May 4, 2014.”

The approval of Proposal 5 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

 The Compensation Committee and Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 5.

PROPOSAL NO. 6	APPROVAL OF THE INDEMNIFICATION LETTER FOR DIRECTORS AND OFFICERS

The Israeli Companies Law and the Company's Articles of Association authorize the Company to agree in advance to exempt and indemnify its directors and officers, subject to certain conditions and limitations and in accordance with the Company's Compensation Policy.  In the past, the Audit Committee, Board of Directors and the General Meeting of Shareholders have approved the granting of exemption and indemnification letters to all of the Company's directors and officers, if such approval was not otherwise required by a special majority of the General Meeting of shareholders.

For the avoidance of doubt, the exemption and indemnification letter, which is the subject of this proposal, is identical to the form that was approved by the General Meeting of Shareholders on July 20, 2005, for all directors and officers.  A copy of the exemption and indemnification letter approved by the General Meeting of Shareholders in July 2005 may be found in Exhibit A to the following link: http://www.sec.gov/Archives/edgar/data/1030997/000117891305000813/zk51619.txt

The Compensation Committee and Board of Directors believe that it is in the Company’s best interest to approve the above referenced exemption and indemnification letter to Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky and Mr. Ilan Cohen, all of whom became directors of the Company in May 2014.  The Compensation Committee and Board of Directors unanimously granted their approval on May 4, 2014. Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky and Mr. Ilan Cohen did not participate in the meetings of the Compensation Committee and the Board of Directors.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the exemption and indemnification letter for Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky and Mr. Ilan Cohen, in accordance with the Company's Compensation Policy."

The approval of Proposal 6 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter.

 The Compensation Committee and Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 6.

PROPOSAL NO. 7	APPROVAL OFEXTENSION TO THE COMPANY'S MANAGEMENT SERVICES AGREEMENTS

At the Meeting, the shareholders will be asked to approve the extension of the Management Services Agreements (as defined below), entered into by the Company with companies controlled by each of Messrs. Zwi Williger and Joseph Williger. The extended terms of the agreements will commence as of the date of approval by the Meeting and continue for three years. Pursuant to the agreements, as extended, Mr. Zwi Williger will serve as the active Chairman of the Board of Directors of the Company and Mr. Joseph Williger will serve as the President of the Company.

Mr. Zwi Williger is Chairman of the Board of Directors of the Company, and Mr. Joseph Williger is a Director and President of the Company and a brother of Mr. Zwi Williger.

On June 1, 1998, the Company entered into Management Services Agreements with companies controlled by each of Messrs. Joseph and Zwi Williger (collectively, the “Williger Management Companies”), pursuant to which Messrs. Joseph and Zwi Williger were to provide management services on behalf of the Williger Management Companies to the Company and to its subsidiary, Gold Frost Ltd. (the “Management Services Agreements”).  These agreements were subsequently amended in August 2005 and February 2006.

The Management Services Agreements, as amended, were for a period of five years commencing on July 20, 2005.  Under the terms of the Management Services Agreements, each of the parties could terminate the agreement at any time, and for any reason, by prior written notice, which was to be delivered to the other party as follows:

•	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.

•	Each Williger Management Company could terminate its agreement at any time, by prior written notice of at least 180 days.

In addition, under the terms of the agreements, if a Williger Management Company terminated the Management Services Agreement, the Williger Management Company was entitled to receive the management fees for a period of six (6) months, which would begin after the aforementioned required notice period, whether or not it continued to provide the Company with any management services during such six-month period.

The Management Services Agreements did not grant vacation days to Messrs. Zwi Williger and Joseph Williger.

Each of the Management Services Agreements provided for monthly service fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company’s pre-tax annual profits, if such profits were equal to or less than NIS 3.0 million, or at a rate of 5% if such profits exceeded such level.  The Management Services Agreements provided that benefits in general, including the social benefits of Messrs. Joseph or Zwi Williger, and income tax payments, national insurance payments and other payments due to employees in respect to their employment, were to be paid for at the sole expense of the Williger Management Companies. The Management Services Agreements further provided the Williger Management Companies with vehicles for the use of Messrs. Zwi Williger and Joseph Williger, and full reimbursement (of an unlimited sum) of expenses incurred by Messrs. Zwi Williger and Joseph Williger while providing management services to the Company.

The Williger Management Companies undertook to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations.  In addition, each of the Management Services Agreements included confidentiality and non-competition provisions for the duration of the Management Services Period.

On March 13, 2008 the General Meeting of Shareholders, following the unanimous approval of the Audit Committee and the Board of Directors from January 2, 2008, approved the amendment of the Management Services Agreements as follows:

(a)
The monthly service fees according to the Management Services Agreements ceased to be linked to the US Dollar and were to be converted into NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index that was known at January 2008.

(b)
The terms of the Management Services Agreements were extended indefinitely, subject to clause (c) below; provided however that in the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi Williger or Joseph Williger, the Company would be entitled to terminate the Management Services Agreement immediately.

(c)
Each of the parties to the Management Services Agreements could terminate the agreement at any time, and for any reason, by prior written notice which was to be delivered to the other party as follows:

•	The Company could terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.
•	The Williger Management Company could terminate the agreement at any time, by prior written notice of at least 180 days.

(d)
If a Williger Management Company was to terminate the Management Services Agreement, the Williger Management Company would be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provided the Company with any management services during such twelve-month period.

(e)
In addition, the Management Services Agreements contained provisions entitling each of Messrs. Zwi Williger and Joseph Williger to 30 vacation days per year, during which days the applicable Williger Management Company would not provide management services to the Company. Unused vacation days could be accumulated and paid for in lieu of taking such days as vacation.

On October 6, 2011, the General Meeting of the Shareholders approved the extension of the Management Services Agreements described above, for three years, from September 15, 2011 until September 14, 2014, following an amendment of the Management Services Agreements to (A) provide that Mr. Zwi Williger would serve as active Chairman of the Board of Directors of the Company and no longer serve as Chief Operating Officer, and Mr. Joseph Williger would serve as President of the Company and no longer serve as Chief Executive Officer and (B) reduce from 36 months to 18 months the prior notice that the Company must provide to a Williger Management Company in the event that the Company wishes to terminate the Management Service Agreement.

On May 28, 2014, the Compensation Committee and the Board of Directors of the Company, respectively, unanimously approved the extension of the Management Services Agreements described above, for three years, from the date of approval by the Meeting. The decision of the Compensation Committee and Board of Directors of the Company was based on the considerations underlying the Company's compensation policy, including, among others, the talents and achievements of the Chairman of the Board and the President of the Company, their professional experience, their responsibility, their role and their contribution to the Company's performance and business results. In addition, they considered that the Company is dependent upon Messrs. Zvi and Joseph Williger as key personnel, and that were they to cease their activities on behalf of the Company, it may have a material adverse impact on the Company's operations and business results. Members of the Compensation Committee and the Board of Directors are of the opinion that in light of the aforementioned, the terms of the Management Services Agreement are appropriate and reasonable and are consistent with the compensation principles in the Company's compensation policy.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to extend the Management Services Agreements with the Williger Management Companies for a three-year period from the date of approval by the Meeting, pursuant to which Mr. Zwi Williger would continue to serve as active Chairman of the Board of Directors of the Company, and Mr. Joseph Williger would continue to serve as President of the Company.”

The approval of Proposal 7 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 7.

PROPOSAL NO. 8	APPROVAL OF EXTENTION OF THE SERVICE AGREEMENT BETWEEN THE COMPANY AND WILLI FOOD

Pursuant to Amendment No. 16 of the Israeli Companies Law, an agreement with a Controlling Shareholder, such as our Service Agreement with Willi Food, must be approved every three years by the Compensation Committee, Board of Directors and by a special majority of the General Meeting of Shareholders.

The Company has been providing certain services to Willi Food, its controlling shareholder, on an on-going basis since the commencement of the Company's operations, pursuant to a Service Agreement with Willi Food, which became effective as of May 19, 1997, which includes the use of an office space and facilities and certain management, financial, accounting, legal, administrative and secretarial services.  In consideration for the services, Willi Food agreed to pay the Company a monthly fee equal to NIS 4.5 thousand plus VAT. This fee is payable quarterly and is linked to the Israeli CPI. As of July 15, 2014, the monthly fee is NIS 7.1 thousand (USD 2.0 thousand) plus VAT. The Service Agreement is mutually terminable upon three months' prior notice.

On May 28, 2014, the Compensation Committee and the Board of Directors of the Company, respectively, unanimously approved the extension of the Service Agreement described above, for three years, from the date of approval by the Meeting. Messrs. Zwi Williger, Joseph Williger and Israel Yosef Schneorson did not participate in the meetings of the Compensation Committee and the Board of Directors. The Compensation Committee and the Board of Directors of the Company believes that the fees for these services and the terms of such Service Agreement are no less favorable to it than could be obtained from an unaffiliated third party.

It is proposed that at the Meeting, the following Resolution be adopted:

    "RESOLVED, to extend the Service Agreement between the Company and Willi Food for a three-year period from the date of approval by the Meeting."

The approval of Proposal 8 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors unanimously recommend that the shareholders vote FOR Proposal No. 8

REVIEW OF THE FINANCIAL STATEMENTS OF THE COMPANY, AUDITORS’ REPORT AND DIRECTORS’ REPORT

The Company will distribute at the Meeting the financial statements, the auditors’ report and the directors’ report for the fiscal year ended December 31, 2013, and will present to the Company shareholders certain highlights thereof.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2013, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between July 28, 2014 until July 31, 2014, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

A copy of the Company’s financial statements for the year ended December 31, 2013, together with the report of the auditors thereon, is available upon request by writing to Mr. Raviv Segal, CPA, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

Dated: July 21, 2014

By Order of the Board of Directors
Zwi Williger, Chairman of the Board of Directors

Appendix A
Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to G. Willi-Food International Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________                                                      Signature: __________________

________________________________________
1
As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(a) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

b) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2
As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3
As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Gil Hochboim and Raviv Segal, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, on August 21, 2014 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

August 21, 2014

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	A) Re-election of Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

B) Re-election of Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

C) Election of Mr. Israel Yosef Schneorson as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

D) Election of Mr. Gershon Chanoch Winderboim as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

E) Election of Mr. Shneor Zalman Vigler as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

F) Election of Mr. Emil Budilovsky as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

G) Election of Mr. Ilan Cohen as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s Independent Auditors for the year ending December 31, 2014 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	To approve an amendment to the terms of service of the Company's Chief Executive Officer, Mr. Gil Hochboim.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3 (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

4.	To approve an annual bonus for 2013 to the Company's Chief Executive Officer, Mr. Gil Hochboim, in the amount of NIS 200,000.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 4?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

5.
To approve exemption and indemnification letters for (i) Mr. Zwi Williger and Mr. Joseph Williger for a three-year period commencing the date of approval by the Meeting, and (ii) Mr. Israel Yosef Schneorson for a three-year period commencing May 4, 2014.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 5?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

6.	To approve exemption and indemnification letters for Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky and Mr. Ilan Cohen.

FOR ☐	AGAINST ☐	ABSTAIN ☐

7.
To approve the extension, for a three-year period commencing the date of approval by the Meeting, of the management services agreements entered into by the Company with companies controlled by each of Messrs. Zwi Williger and Joseph Williger, respectively, pursuant to which Mr. Zwi Williger will continue to serve as active Chairman of the Board of Directors of the Company, and Mr. Joseph Williger will continue to serve as President of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 7?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

8.
To approve the extension, for a three-year period commencing the date of approval by the Meeting, of the Service Agreement entered between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 8?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________
Signature: __________________________________
Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.